August 16, 2011

Via EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Attn:	Melinda Hooker, Staff Accountant
Re: Dahua, Inc.
Form 8-K filed July 19, 2011
Form 8-K/A filed July 28, 2011
File No. 0-49852

Dear Ms. Hooker:

I am writing on behalf of Dahua Inc. (the "Company") in response to your letter dated July 29, 2011 with respect to the Company's filing Item 4.01 Form 8-K and 8-K/A.  For your convenience, we have included your comments below in italics and numbered the Company’s responses to correspond to the numbers in your letter.

1.  We note your disclosure in paragraph one of your amended Form 8-K which indicates you will not take on a new auditor. Please be advised that you will continue to be obligated by the SEC’s reporting requirements until you file a Form 15.

RESPONSE:   The company will file the Form 15 as required.

2.  Your disclosure in paragraph two indicates that Child’s report on your financial statements for the two most recent fiscal years did not contain an adverse opinion, a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. However, we note that Child’s audit report dated April 29, 2011 include in your Form 10-K filed on May 4, 2011 included in your Form 10-K filed on May 4, 2011 included language as to the uncertainty of your ability to continue as a going concern. Please amend your Form 8-K to appropriately disclose this modification. Refer to Item 304(a)(1)(ii) of regulation S-K.

RESPONSE:   The company will file the 8-K/A as required.

3.  Please obtain and file an Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

RESPONSE:   The company will file the Exhibit 16 as required.

The company acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Dahua Inc.

/s/ Yonglin Du
Yonglin Du, President & CEO